                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                       UNDER THE SECURITIES ACT OF 1934

                             (Amendment No. ___)*

                                FDP Corporation
                                ---------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)

                                   302905104
                                   ---------
                                (CUSIP Number)

                               Lawrence A. Gross
                           SunGard Data Systems Inc.
                              1285 Drummers Lane
                               Wayne, PA  19087
                                (610) 341-8700
                            -----------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                           Arthur H. Miller, Esquire
                       Blank Rome Comisky & McCauley LLP
                               One Logan Square
                       Philadelphia, Pennsylvania 19103
                           Telephone: (215) 569-5500
                           Facsimile: (215) 569-5555

                               January 15, 1999
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of /S//S/ 240.13d-1(e) or 240 13d-1(g), check the following box.[_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See /S/ 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                              -------------------------
  CUSIP NO. 302905104                                SUNGARD DATA SYSTEMS INC.
-----------------------                              -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sungard Data Systems Inc.
      IRS Identification No. 51-0267091
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,031,431
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,031,431
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      50.54
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by SunGard Data Systems Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock, $.01 par value (the "FDP Common Stock") of FDP Corporation, a Florida corporation ("FDP"). The principal executive offices of FDP are located at 2140 South Dixie Highway, Miami, Florida 33133.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The name of the person filing this statement is SunGard Data Systems Inc., a Delaware corporation ("SunGard"). SunGard is in the business of computer services and application software. SunGard is a specialized provider of proprietary investment support systems, comprehensive computer disaster recovery services and healthcare information systems.

     (b) The address of the principal office and principal business of SunGard is 1285 Drummers Lane, Wayne, Pennsylvania 19087.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of SunGard's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither SunGard nor, to SunGard's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither SunGard nor, to SunGard's knowledge, any person named in Schedule I to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the directors and executive officers of SunGard named in
Schedule I to this Schedule 13D are citizens of the United States, except for Mr. Conde, who is a citizen of Chile.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of FDP have entered into a Voting Agreement with SunGard as described in Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) - (b) Pursuant to an Agreement and Plan of Reorganization dated January 15, 1999 (the "Reorganization Agreement"), a related Agreement and Plan of Merger, dated January 15, 1999, (the "Plan of Merger") among SunGard, Development Corp., a Florida corporation and wholly-owned subsidiary of SunGard ("Merger Sub"), and FDP, and subject to the conditions set forth in the Reorganization Agreement (including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Merger by the stockholders of FDP), Merger Sub will be merged with and into FDP (the "Merger"), FDP will become a wholly-owned subsidiary of SunGard and each share of FDP Common Stock will be converted into the right to receive between .4114 and .4800 of a share of Common Stock, $.01 par value per share (the "SunGard Common Stock") of SunGard, based upon the arithmetic average of the last reported sale prices of one share of SunGard Common Stock as reported on the New York Stock Exchange over the 20 trading days ending on and including the trading day two days prior to the effective date of the Merger (the "Average Stock Price").

     If the Average Stock Price is between $30 and $35, the rate at which each share of FDP Common Stock will be converted into the right to receive SunGard Common Stock will be determined by dividing $14.40 by the Average Stock Price. If the Average Stock Price is $30 or less, each share of FDP Common Stock will be converted into the right to receive .4800 of a share of SunGard Common Stock and if the Average Stock Price is $35 or more, each share of FDP Common Stock will be converted into the right to receive .4114 of a share of SunGard Common Stock. In addition, SunGard will assume outstanding options exercisable for FDP Common Stock on the terms set forth in Section 7.4 of the Reorganization Agreement.

     The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of SunGard and closing conditions for the benefit of FDP, as set forth in Sections 8 and 9 of the Reorganization Agreement, respectively. The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement and Plan of Merger, copies of which are attached to this Schedule 13D as Exhibits 99.1 and 99.2, respectively.

     As an inducement to SunGard to enter into the Reorganization Agreement and Plan of Merger, each of Michael Goldberg, Cindy Goldberg and the Michael & Cindy Goldberg Charitable Remainder Trust (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated January 15, 1999 (the "Voting Agreement") with SunGard. The number of shares of FDP Common Stock beneficially owned by each of the Voting Agreement Stockholders is set forth on Schedule II to this Schedule 13D. Pursuant to Section 3.1 of the Voting Agreement, the Voting Agreement Stockholders have agreed to vote the shares of FDP Common Stock owned by them in favor of the Merger, the execution and delivery by FDP of the Reorganization Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof.

     The Voting Agreement Stockholders have also executed and delivered to SunGard irrevocable proxies granting SunGard the authority to vote the shares of FDP Common Stock owned by the Voting Agreement Stockholders with respect to the matters described above. SunGard did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement or his, her or its irrevocable proxy. The Voting Agreement Stockholders retain the right to vote their FDP Common Stock in their discretion with respect to matters other than those identified in the Voting Agreement. The description contained in this Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.3.

     Also in connection with the Reorganization Agreement, each of the Voting Agreement Stockholders (each an "Affiliate") entered into an Affiliate Agreement with SunGard, dated January 15, 1999 (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements"). Pursuant to Section 3(a) thereof, each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of SunGard and FDP have been published by SunGard (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of FDP (including any additional shares of capital stock of FDP acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of FDP, except pursuant to and upon consummation of the Merger; and (ii) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of SunGard (including without limitation any additional shares of capital stock of SunGard acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any shares of capital stock of SunGard. The Affiliates have also agreed, pursuant to Section 3 of the Affiliate Agreements, not to sell, transfer or otherwise dispose of any SunGard Common Stock received in the Merger, except as permitted by the Affiliate Agreements. The description contained in this Item 4 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4.

     (c)  Not applicable.

     (d) If the Merger is consummated, FDP will become a wholly-owned subsidiary of SunGard and SunGard will subsequently determine the size and membership of the Board of Directors of FDP and the officers of FDP.

     (e) None, other than a change in the number of outstanding shares of FDP Common Stock as contemplated by the Reorganization Agreement.

     (f) Upon consummation of the Merger, FDP will become a wholly-owned subsidiary of SunGard.

     (g) Upon consummation of the Merger, the Articles of Incorporation and Bylaws of FDP will be amended and restated in a form satisfactory to SunGard.

     (h) Upon consummation of the Merger, the FDP Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the FDP Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, SunGard currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although SunGard reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) As a result of the Voting Agreements, SunGard has shared power to vote an aggregate of 3,031,431 shares of FDP Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 50.64% of the issued and outstanding shares of FDP Common Stock January 15, 1999.

     To SunGard's knowledge, no shares of FDP Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

     Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom SunGard shares the power to vote or to direct the vote or to dispose or direct the disposition of FDP Common Stock.

     During the past five years, to SunGard's knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, to SunGard's knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     To SunGard's knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

     (c)  Neither SunGard, nor, to SunGard's knowledge, any person named in
Schedule III to this Schedule 13D, has effected any transaction in FDP Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4 above, to SunGard's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of FDP, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 99.1  -  Agreement and Plan of Reorganization dated January 15, 1999, by and among SunGard Data Systems Inc., a Delaware corporation, Development Corp., a Florida corporation, and FDP Corporation, a Florida corporation.

Exhibit 99.2  -  Agreement and Plan of Merger dated January 15, 1999, by and among SunGard Data Systems Inc., a Delaware corporation, Development Corp., a Florida corporation, and FDP Corporation, a Florida corporation.

Exhibit 99.3  -  Voting Agreement dated January 15, 1999, by and among SunGard
                 Data Systems Inc., a Delaware corporation, and each of Michael Goldberg, Cindy Goldberg and the Michael & Cindy Goldberg Charitable Remainder Trust.

Exhibit 99.4  -  Form of Affiliate Agreement dated January 15, 1999, a substantially similar version of which has been executed by each of Michael Goldberg, Cindy Goldberg and the Michael & Cindy Goldberg Charitable Remainder Trust.

Signatures:

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, I believe that the information set forth in this statement is true, complete and correct.


                                    SUNGARD DATA SYSTEMS INC.


                                    By:  /s/ Lawrence A. Gross
                                        -----------------------------------
                                         Lawrence A. Gross
                                         Vice President
                                         and General Counsel


Dated: January 22, 1999

                                  SCHEDULE I

             EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF SUNGARD


Name                    Principal Occupation or Employment
----                    ----------------------------------

James L. Mann           Director, Chairman of the Board, President and Chief
                        Executive Officer, SunGard Data Systems Inc.

Andrew P. Bronstein     Vice President and Controller, SunGard Data Systems Inc.

Cristobal I. Conde      Executive Vice President, SunGard Data Systems Inc.

Philip L. Dowd          Senior Vice President, SunGard Data Systems Inc.

Lawrence A. Gross       Vice President and General Counsel, SunGard Data Systems
                        Inc.

Michael K. Muratore     Senior Vice President, SunGard Data Systems Inc.

Donna J. Pedrick        Vice President-Human Resources, SunGard Data Systems
                        Inc.

Michael J. Ruane        Chief Financial Officer and Vice President-Finance,
                        SunGard Data Systems Inc.

Richard C. Tarbox       Vice President-Corporate Development, SunGard Data
                        Systems Inc.


     All individuals named in the above table are employed by SunGard Data Systems Inc., or an affiliate of SunGard Data Systems Inc. The address of SunGard's principal executive office is 1285 Drummers Lane, Wayne, Pennsylvania 19087.

                       NON-EMPLOYEE DIRECTORS OF SUNGARD


                                    Principal Occupation                Name And Address of Corporation or
Name                                Or Employment                       Other Organization in Which Employed
----------------------------------  ----------------------------------  ------------------------------------
Gregory S. Bentley                  President and                       Bentley Systems, Inc.
                                    Chairman of the Board               685 Stockton Drive
                                                                        Exton, PA 19341-1136

Michael C. Brooks                   General Partner                     J.H Whitney & Co.
                                                                        177 Broad Street, 15th Street
                                                                        Stamford, CT 06901

Albert A. Eisenstat                 Director of Public Companies        358 Walsh Road
                                                                        Atherton, CA 94027

Bernard Goldstein                   Director                            Broadview Associates, L.P.
                                                                        One Bridge Plaza, Suite 500
                                                                        Fort Lee, NJ 07024

Michael Roth                        Of Counsel                          Rosenman & Colin LLP
                                                                        575 Madison Avenue
                                                                        New York, NY 10022

Malcolm I. Ruddock                  Treasurer                           Sun Company, Inc.
                                                                        Ten Penn Center, 27th Floor
                                                                        1801 Market Street
                                                                        Philadelphia, PA 19103

Lawrence J. Schoenberg              Director of Public                  415 L'Ambiance Drive, Apt. 708
                                    Companies                           Longboat Key, FL 34228


                                  SCHEDULE II


                                    Number of Shares of FDP             Percentage of Outstanding
Voting Agreement                    Common Stock Beneficially           Shares of FDP Common
Stockholder                         Owned                               Stock as of January 15, 1999
----------------------------------  ----------------------------------  ------------------------------------
Michael Goldberg                    2,281,431                            38.11

Cindy Goldberg                      2,281,431                            38.11

The Michael & Cindy
Goldberg Charitable
Remainder Trust                       750,000                            12.53

                                 SCHEDULE III



Voting Agreement
Stockholder                 Principal Occupation or Employment
----------------------      ----------------------------------
Michael Goldberg            Chairman and President of FDP Corp.

Cindy Goldberg              Director and Secretary of FDP Corp.

the Michael & Cindy         N/A
Goldberg Charitable
Remainder Trust

     All individuals named in the above table are employed at FDP Corporation whose principal executive office is located at 2140 South Dixie Highway, Miami, Florida 33133, except for the Michael & Cindy Goldberg Charitable Remainder Trust whose address is 8555 Ponce deLeon Road, Miami, Florida 33143.

                                 EXHIBIT INDEX

Exhibit No.      Description

Exhibit 99.1  -  Agreement and Plan of Reorganization dated January 15, 1999, by and among SunGard Data Systems Inc., a Delaware corporation, Development Corp., a Florida corporation, and FDP Corporation, a Florida corporation.

Exhibit 99.2  -  Agreement and Plan of Merger dated January 15, 1999, by and among SunGard Data Systems Inc., a Delaware corporation, Development Corp., a Florida corporation, and FDP Corporation, a Florida corporation.

Exhibit 99.3  -  Voting Agreement dated January 15, 1999, by and among SunGard
                 Data Systems Inc., a Delaware corporation, and each of Michael Goldberg, Cindy Goldberg and the Michael & Cindy Goldberg Charitable Remainder Trust.

Exhibit 99.4  -  Form of Affiliate Agreement dated January 15, 1999, a substantially similar version of which has been executed by each of Michael Goldberg, Cindy Goldberg and the Michael & Cindy Goldberg Charitable Remainder Trust.